FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2012

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Disclosure:	“Syngenta announces its intention to launch a public voluntary offer in cash for Devgen at Euro 16 per share”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel:+41 61 323 23 23 Fax:+41 61 323 24 24 www.syngenta.com	Media contacts: Paul Barrett Switzerland+41 61 323 2323 Daniel Braxton Switzerland+41 61 323 2323	Analyst/Investor contacts: Jennifer Gough Switzerland+41 61 323 5059 USA+1 202 737 6521 Lars Oestergaard Switzerland+41 61 323 6793 USA+1 202 737 6520

Communication in accordance with article 8 of the Belgian Royal Decree of 27 April 2007 on public takeover bids

Basel, Switzerland, September 21, 2012

Syngenta announces its intention to launch a public voluntary offer in cash for Devgen at €16 per share

Syngenta announced today the intention to launch, via its subsidiary Syngenta Crop Protection AG, a voluntary and conditional public takeover bid in cash for all shares and warrants issued by Devgen NV. The bid offers a price of €16 per share and the price for warrants has been determined in conformity with market practices.

The bid has been recommended by the Board of Directors of Devgen and is supported by a number of major shareholders holding approximately 48 percent of all shares.

The bid is contingent upon the fulfillment of certain customary conditions, including receipt of acceptances in respect of at least 80 percent of the shares that are subject to the offer and the condition that Devgen does not suffer a material adverse change before the results of the offer are published.

Full details of the bid will be covered in the offer prospectus submitted by Syngenta and the memorandum of reply prepared by the Board of Directors of Devgen, following approval thereof by the FSMA, the Belgian financial markets regulator.

Syngenta is one of the world's leading companies with more than 26,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions.Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements.We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties.Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors.This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – September 21, 2012 / Page 1 of 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	September 21, 2012	By:	/s/ Dr. Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration